Filed by AerCap Holdings N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Genesis Lease Limited

Exchange Act Commission File No:  1-33200

The following article for which Klaus Heinemann, chief executive officer of AerCap Holdings N.V. (“AerCap”), was interviewed was published in the Airfinance Journal and relates to the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap, Genesis Lease Limited and AerCap International Bermuda Limited.

Genesis gives Aercap aircraft and cash

26 October 2009

By buying Genesis, AerCap does not just get more aircraft and new customers making it the world’s largest independent aircraft lessor. It also gets cash to finance its own aircraft deliveries and growth. Alasdair Whyte looks at why the two listed aircraft leasing companies will fit together so well.

Read more: [Genesis] [Aercap] [debis Airfinance]

When Genesis Lease’s share price hit $2.49 last November it did not attract much attention. Lehman’s collapse had affected the prices of all aircraft leasing companies which trade closely to financial institutions. It was the same in January 2009. But when Genesis Lease stayed at about $2.50 in February a number of arbitrage investors who recognized it was trading well beneath its book value started buying stock.

“It looked cheap to us so we moved in with a decent position,” says one investor at a Connecticut fund. His decision paid off in September when AerCap announced a $1.75 billion all-share takeover of Genesis, creating the world’s largest independent aircraft leasing company.

Arbitrage investors and AerCap were not the only people who thought Genesis was a bargain. In fact, AerCap could have missed out because other leasing companies, including Aviation Capital Group, one of the few still to be able to rely on a strong parent, and fellow listed lessor AirCastle, looked closely at the business.

There were even rumours that Bank of China was looking at Genesis, despite Chinese sensitivities about buying listed companies. But the most intriguing rumour (and it was just a rumour) was that GE Capital Aviation Services (Gecas) — which spun Genesis off in 2006 and serviced the business — was tempted to buy back shares.

Klaus Heinemann, chief executive officer, AerCap, knew others were looking but first his company needed to solve its own problems. In March LoadAir, its Middle Eastern partner in AerVenture, a new A320 joint venture, had failed to make an $80 million equity payment forcing AerCap to use its own funds.

“We had informal chats with John McMahon [chief executive officer, Genesis Lease] but had to put AerVenture into good order first,” says Heinemann.

AerCap solved its AerVenture problem by bringing in Abu Dhabi lessor Waha Leasing as a new partner in May.

This meant that Heinemann and Keith Helming, AerCap’s chief financial officer, were free to focus on Genesis. Over the summer AerCap agreed a deal in principle with Gecas and Genesis’s bank lenders. It kept the details quiet until Monday September 14 when Airfinance Journal announced the details on its website. Investors picked up on the story and Genesis’s shares rose 12% in trading. That evening, when the market closed, Genesis issued a statement to the New York Stock Exchange saying it was in merger discussions but did not name AerCap. Genesis’s shares rose further in aftermarket trading. Most importantly for AerCap, its share price hardly moved, demonstrating that investors could see the logic behind the deal.

AerCap and Genesis formally announced the merger on Friday September 18 and, although it is waiting for SEC review, approval of Genesis shareholders and final regulatory approvals, the deal is expected to close by the end of December.

The deal Genesis shareholders will receive one AerCap share for every share they hold, about a 45% premium on the average share price in the three months before the deal leaked out. This means that Genesis shareholders will own 30% of the combined company. Although they will not receive dividends, AerCap, like Genesis, has been trading at a discount to its book value so they can benefit from share price growth.

“It was always important to us that it was a share deal rather than a cash deal as it gives shareholders the potential to recover the full value — particularly as we anticipate that it recovers quicker in the combined company — and participate in the fact that AerCap is also undervalued,” says Heinemann. “The core focus is that a one-to-one swap is fair. Earnings power should be one-to-one.”

Heinemann says that the combined lessor will have an enterprise value of $6 billion while owning $8 billion in assets.

Genesis owns 55 aircraft, bringing the total merged portfolio to 345.AerCap has also agreed to buy 13 aircraft from Gecas as part of the merger agreement, so the combined company will own 358 aircraft.

Both companies focused on single-aisle aircraft, so the combined portfolio will stay at about 85% narrowbody to just 15% widebodies, with most of these widebodies A330s.

Perhaps surprisingly, the two businesses do not share many customers so the Genesis portfolio will add 23 new airline customers to AerCap, bringing the total to 116 airlines in 50 countries.

Unlike the other listed lessors — Genesis, AirCastle and Babcock & Brown Air — AerCap also owns an engine and parts business, AeroTurbine. While this has been a good investment for the company — with investors buying in to AerCap’s so-called cradle-to- grave ability to manage an aircraft through its lifecycle — investors tend to perceive AeroTurbine’s sale of engines and parts, along with the sale of aircraft by AerCap, as less sustainable than leasing revenue. By adding extra aircraft through the Genesis deal, AerCap will raise the percentage of revenue that comes from aircraft leasing from 66% to 71%.

But the deal is not just about adding aircraft. By buying Genesis, AerCap gets cash to fund its deliveries and further growth.

Using shares to get cash

As well as owning aircraft Genesis was holding about $70 million in cash, which AerCap will use as equity to acquire the Gecas aircraft.The debt will be financed through AerCap’s existing UBS facility.

Genesis — which was designed to look like a property investment trust and pay regular dividends — is also set to generate another $130 million in cash until 2012.AerCap — which was sold as a growth stock so does not pay dividends — can use this unrestricted cash to help finance its own new aircraft deliveries in 2010.

“Assuming four-to-one leverage,this adds an incre- mental $1 billion in purchasing power to AerCap,” says Gary Liebowitz,senior equity research analyst aerospace and defence,Wells Fargo Securities.”At the very least we believe it eliminates doubts regarding financing its existing Airbus commitments.Also,the additional liquidity could enable AerCap to pursue other strategic initiatives.” AerCap has placed and financed all of its 2010 deliveries but Genesis gives it cash for the equity portion.

This is quite brilliant and one reason why it makes so much sense for Genesis to be bought by a listed company. One of the biggest reasons that aircraft leasing companies are not being sold is the shortage of debt. By using shares AerCap does not need to borrow debt and gets cash to help finance its own commitments.

After 2012 cash from Genesis is likely to be needed to pay down its securitization. If the company fails a debt/equity test, all lease payments from the Genesis aircraft will automatically be redirected to repay bond investors but, by then, AerCap will have finished its major capital expenditure and the 2010 deliveries will be generating significant lease payments.

AerCap could also choose to buy back debt or refinance the Genesis bond. Its own securitization does not need to be repaid until 2032.

While Heinemann stresses the deal is about growing the business, AerCap also expects to cut $10 million in legal, tax, finance and other costs from Genesis. This is before it breaks the servicer agreement with Gecas.

Breaking up with Gecas

Genesis and AerCap both had very different models. Cerberus used the initial public offering as an exit strategy from its purchase of debis Airfinance. Gecas used Genesis as one way of managing its $50 billion portfolio and also stayed on as servicer receiving management fees.

Many potential buyers saw untangling this servicing agreement as the major obstacle to acquiring Genesis. Gecas’s contract was due to expire in 2021 but while it was difficult for Genesis to terminate the servicing agreement, Gecas has the option of ending the arrangement if any Gecas competitor controls or owns more than 10% of Genesis Lease’s shares. However, it is an option and not an obligation so it has a value.

Genesis’s by-laws also state that if a competitor acquires 10% of its shares, then Genesis has the option to require that the competitor bid for the whole company within 90 days of buying the share-holding. To make it harder for the acquirer, the rules state that the vote of each share held by a Gecas competitor will be reduced to one-fifth of a vote per share in any vote on a takeover. However, as Genesis and Gecas are supportive of the merger — and AerCap negotiated this before submitting an offer — this is not an issue. AerCap has effectively bought the right to terminate Gecas as servicer by agreeing to buy 13 aircraft from Gecas. However, while AerCap appears to have the right to end Gecas’s role straight away — with some analysts estimating that it would save another $7 million a year in fees — Heinemann says there is no great hurry.

“We already work with Gecas as co-servicer of Airplanes securitization and are very comfortable with working with them.”(Airplanes was issued in 1998 by AerFi,the remnants of GPA. AerFi was bought by debis Airfinance, which became AerCap.)

Heinemann says that eventually by removing Gecas the combined company should become more attractive to investors than Genesis alone.

He adds: “For a public company to outsource its core competency is very unusual and in a good market investors will pay a premium for a strong franchise.I am very proud of our platform and the people we have.” Heinemann is right to be pleased with his team.

This year could have been a disaster for AerCap but instead the company will emerge stronger. Its stock price, at $8.50 a share, has fallen a long way from its $23 issue price in October 2006 — let alone its high of $32 in June 2007 — but so have all the others. Most importantly, the company has solved its biggest problems. AerCap financed all of its 2009 and 2010 deliveries through its $1 billion ALS II securitization in 2008 and export credit deals that closed earlier this year.

It has also brought in a strong partner for AerVenture and managed to close one of the year’s only predelivery payment deals. Acquiring Genesis will end a good year for AerCap.

Heinemann admits that it could have been much tougher and says it is thanks to his team. “We have had problems but we have people who recognize problems early and find solutions,” he says, “and we are in a good position to come out of this downturn.”

Winners from AerCap and Genesis

The acquisition of Genesis is a good deal for nearly everyone. While Genesis’s shareholders will no longer receive dividend payments, these had already been cut and the deal gives them the chance to benefit from an upturn and be part of a larger group. If they decide to sell now, AerCap has already driven Genesis’s share price up significantly.

Gecas may lose its management fee but has sold 13 aircraft, allowing it to focus on new strategic deals.

The advantages to AerCap are obvious. In fact, while Genesis’s management team should make money from the sale, they are the only people really to lose out.

John McMahon, who was also a founder of debis Airfinance, explained the deal to analysts. “Along with growth, he board and management of Genesis has been focused on enhancing shareholder value. This transaction will deliver immediate and significant earnings-per-share creation to Genesis shareholders.”

Although it must be sad for McMahon and the Genesis team, they can take comfort from finding a good buyer for their company and helping to create the largest independent aircraft lessor. Ironically he has lost his job by doing a good job and raising Genesis’s share price.

The biggest winners? Well let’s just say that the arbitrage investors who bought in February are very happy with the deal.